Exhibit 18

May 5, 2015

Board of Directors

Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015. Note 1 therein describes a change in accounting principle from recognizing revenue from affirmative contract claims when the Company has a signed agreement and payment is assured, to recognizing revenue to the extent of costs incurred when it is probable that the claim will result in additional revenue and the amount can be reliably estimated. It should be understood that the preferability of one acceptable method of accounting over another for claims has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2014. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/PricewaterhouseCoopers LLP
San Francisco, California